Mail Stop 3561

				July 5, 2005

By Facsimile and U.S. Mail

Mr. Phil Marshall
Chief Financial Officer
Capacitive Deionization Technology Systems, Inc.
13636 Neutron Road
Dallas, TX 75244-4410

		Re:	Capacitive Deionization Technology Systems, Inc.
			Form 10-K for the year ended December 31, 2004
			Filed April 8, 2005
			File No. 0-28291

Dear Mr. Marshall:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.




Item 4. Submission of Matters to a Vote of Security Holders

2. Prospectively, please ensure that you adhere to the disclosure requirements set forth in Item 4 to Form 10KSB. In this regard, it is not clear if any matter was submitted during the fourth quarter to a vote of security holders.

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

3. Prospectively, ensure that you meet the disclosure requirement of
Item 303(c) of Regulations SB. In this regard, we did not see a separately captioned section for off balance sheet arrangements.

Item 8A. Disclosure Controls and Procedures

4. Your disclosure also provides that your principal executive and financial officers evaluated the effectiveness of the your disclosure controls and procedures "(as defined in the Securities Exchange Act of 1934 Rules 13a- 14 and 15d- 14." However, Exchange Act Rules 13a-
15(e) and 15d-15(e) define disclosure controls and procedures. Revise your citation to reference the correct rules.

Item 10 Executive Compensation

5. Prospectively, disclose the following information under Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act:
a. the ages of your executive officers, as required by Item 401(a) of
Regulation SB,
b. if you have a financial expert serving on your audit committee, or the reasons why you do not as required by Item 401(e) of Regulation
SB.

6. Please explain to us why you did not provide compensation information regarding your senior officers for the last three years as required by Item 402(b) of Regulation SB. Furthermore, please explain why you did not reflect the number of stock options awarded to your senior officers.

7. Prospectively, please provide an option table in your Form
10KSB
as required by Item 402(c) of Regulation SB.

Item 11. Security Ownership and Certain Beneficial Owners and
Management

8. Please explain why you did not provide the equity compensation plan information as required by Item 201(d) of Regulation SB.

Item 12.Certain Beneficial and Related Transactions

9. Prospectively, please provide more detail regarding the related party transaction that you disclose, such as the name of the related party, as required by Item 404(a) of Regulation SB.

Balance Sheets

10. Please describe to us the nature of the note receivable totaling
$40,000.

11. Please explain to us if there are any restrictions associated with your customer deposits of $203,700 as of December 31, 2004.
In
this regard, please explain if you have the ability, or right, to use such cash in your operations.

Statements of Changes in Stockholders` Equity (Deficit)

12. Please explain to us why you offset a note receivable totaling $45,500 against a note payable. In this regard, please explain to us the history of the transactions that led to this reversal.

Note 4. Long Term Debt, Notes Payable and Convertible Debt

13. Please explain what steps have been taken to date regarding your debt that has become past due. Prospectively, please provide the exact dollar amounts for all debt. Furthermore, it is generally accepted practice to provide maturity dates.

14. Confirm to us that there are no restrictive covenants or pledged assets relating to your debt. See paragraphs 18-19 of SFAS No. 5.

15. Please confirm to us if the note payable of $70,000 was issued at
par, or a discount.  If issued at a discount then please provide the
disclosures required by paragraph 16 of APB 21.
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		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

			Sincerely,



			Michael Moran, Esq.
			Branch Chief

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Mr. Phil Marshall
July 5, 2005
Page 4